

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2019

Robert Rositano
Chief Executive Officer
Friendable, Inc.
1821 S Bascom Ave, Suite 353
Campbell, CA 95008

      Re: Friendable, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed April 10, 2019
           File No. 000-52917

Dear Mr. Rositano:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Information Technologies
               and Services

cc: Jonathan D. Leinwand